

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 12, 2006

Mr. Chris Robbins
Anglo Swiss Resources, Inc.
309 - 837 West Hastings Street, Suite 1904
Vancouver, British Columbia
Canada, V6C 3N6

       Re: **Anglo Swiss Resources, Inc.**
               Form 20-F for the Fiscal Year Ended December 31, 2005
               Filed May 30, 2006
               File No. 0-08797

Dear Mr. Robbins:

       We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Controls and Procedures, page 79

1.   The period covered by your conclusions regarding changes in disclosure controls
        and procedures and internal control over financial reporting does not comply with
        the requirements set forth in Item 15(b)(4)(d) of Form 20-F. Please revise your
        disclosure.

Exhibits

Certifications, page 84

2.   Please file your officer certifications as exhibits to your filing and revise your
        certifications to comply with the certification wording requirements set forth in
        Exhibit Instruction 12 of Item 19 of Form 20-F.

Financial Statements

Note 12 – Material Differences Between Canadian and United States Generally Accepted
Accounting Principles, page F-19

3.   We note you disclose in Note 5 that you did not depreciate your mine plant and
        equipment in 2005, 2004, and 2003, as the equipment was not used. For U.S.
        GAAP purposes, please clarify how you support the recoverability of your
        equipment under SFAS 144. Under U.S. GAAP, equipment is depreciated when
        it is ready for use or is evaluated for impairment if it is not used.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744, or Lily Dang at (202) 551- 3847, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief